                                      CONAGRA, INC. AND SUBSIDIARIES
                     COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND OF
                   EARNINGS TO COMBINED FIXED CHARGES & PREFERRED STOCK DIVIDENDS
                                             ($ IN MILLIONS)






                                                         Fiscal Years Ended May
                                              ____________________________________________
                                                1990     1991     1992     1993     1994
                                              ________ ________ ________ ________ ________
Fixed charges:
 Interest expense                            $  208.6 $  334.8 $  359.2 $  294.0 $  295.1
 Capitalized interest                             4.7      6.4      4.9      2.3      1.7
 Interest in cost of goods sold                  19.5     19.3     17.1     14.6     12.7
 One third of non-cancellable lease rent         30.6     40.3     42.7     43.7     43.5
                                              -------- -------- -------- -------- --------
 Total fixed charges (A)                        263.4    400.8    423.9    354.6    353.0

 Add preferred stock dividends of the company     2.1     32.6     38.7     38.7     39.3
                                              -------- -------- -------- -------- --------
 Total fixed charges and preferred stock
  dividends (B)                              $  265.5 $  433.4 $  462.6 $  393.3 $  392.3
                                              ======== ======== ======== ======== ========

Earnings:
 Pretax income                               $  406.6 $  556.7 $  587.7 $  631.4 $  720.0
  Adjustment for unconsolidated subidiaries       0.9      3.5     11.0      8.3     (1.8)
                                              -------- -------- -------- -------- --------
 Pretax income of the Company as a whole        407.5    560.2    598.7    639.7    718.2

 Add fixed charges                              263.4    400.8    423.9    354.6    353.0
 Less capitalized interest                       (4.7)    (6.4)    (4.9)    (2.3)    (1.7)
                                              -------- -------- -------- -------- --------
 Earnings and fixed charges (C)              $  666.2 $  954.6 $1,017.7 $  992.0 $1,069.5
                                              ======== ======== ======== ======== ========

 Ratio of earnings to fixed charges (C/A)         2.5      2.4      2.4      2.8      3.0

 Ratio of earnings to combined fixed charges
  and preferred stock dividends (C/B)             2.5      2.2      2.2      2.5      2.7
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                                         EXHIBIT 12 (Continued)



For the purpose of computing the above ratio of earnings to fixed charges, earnings consist of income before taxes and fixed charges.
Fixed charges, for the purpose of computing earnings are adjusted to exclude interest capitalized. Fixed charges include interest on both long and short term debt (whether said interest is expensed or capitalized and including interest charged to cost of goods sold), and a portion of noncancellable rental expense representative of the interest factor. The ratio is computed using the amounts for ConAgra as a whole, including its majority-owned subsidiaries, whether or not consolidated, and its proportionate share of any 50% owned subsidiaries, whether or not ConAgra guarantees obligations of these subsidiaries.

For purposes of calculating the above ratio of earnings to combined fixed charges and preferred dividends, preferred stock dividend requirements (computed by increasing preferred stock dividends to an amount representing the pre-tax earnings which would be required to cover such dividend requirements) are combined with fixed charges as described above, and the total is divided into earnings as described above.